EXHIBIT 1

Level 18, 275 Kent Street

Sydney, NSW, 2000

ASX

Release

14 OCTOBER 2020

Westpac to consolidate its international operations

Following a comprehensive review of its Asia, Europe and US businesses, Westpac has decided to consolidate its international operations into three branches; Singapore, London and New York.

This decision means the Group will exit operations in Beijing, Shanghai, Hong Kong, Mumbai, and Jakarta.

Acting Westpac Institutional Bank (WIB) Chief Executive, Curt Zuber, said: “Westpac’s priority is to focus on its core Australian and New Zealand customers and to support them in areas where we have scale and capability.

“To support this, WIB will be focusing our international footprint in three critical locations and streamlining the product set and customers we support outside Australia and New Zealand.

“For WIB, the change will enable us to deliver products and services to customers more efficiently. Our ambition is to be the leading Australian and New Zealand-focused institutional bank for customers while delivering sustainable returns.

“We are fully committed to supporting our employees, customers and partners through these changes,” Mr Zuber said.

The changes are not expected to have significant impact on cash earnings and, over time, are planned to improve the Group’s capital efficiency, including by reducing risk-weighted assets by over $5 billion.

For further information:

Mike Willesee	Andrew Bowden
Head of Media Relations, WIB	Head of Investor Relations
0466 379 081	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.